NSAR Item 77E - BlackRock MuniYield California Quality Fund, Inc. ("MCA")

On August 3, 2010, Dolores Eitel and other shareholders of MCA filed a purported derivative action in the Supreme Court of the State of New York, New York County.  The complaint named BlackRock Advisors, LLC, BlackRock, Inc. and certain of the board members, officers and portfolio managers of MCA as defendants.  The complaint alleged, among other things, that the defendants breached fiduciary duties owed to MCA and its common shareholders and committed waste by redeeming MCA's auction preferred shares at their liquidation preference.  The complaint sought unspecified damages for losses purportedly suffered by MCA as a result of the prior redemptions and injunctive relief preventing MCA from redeeming auction preferred shares at their liquidation preference in the future and awarding the plaintiffs the costs and disbursements of this action, including reasonable attorneys', accountants' and experts' fees and expenses.  On March 15, 2012, the Supreme Court of the State of New York, New York County, entered an order consolidating the above-referenced derivative complaint with another derivative complaint, containing almost identical allegations, already pending in that court.  The court on March 15, 2012 also authorized plaintiffs to file an amended complaint.  On April 16, 2012, the Plaintiffs filed a Consolidated Shareholder Derivative Complaint.  Defendants moved to dismiss the Consolidated Shareholder Derivative Complaint on July 20, 2012.  Plaintiffs, on September 14, 2012, moved to hold the defendants’ motion to dismiss in abeyance and allow plaintiffs to conduct limited discovery before responding to the motion.  After the parties agreed to proceed with limited discovery, plaintiffs advised defendants that they would withdraw their action and, on June 10, 2013, the parties filed a stipulation dismissing the Consolidated Shareholder Derivative Complaint without prejudice, subject to the approval of the court.  The court dismissed the case without prejudice on June 17, 2013.

852083.01-New York Server 6A MSW - Draft September 11, 2012 - 2:41 PM